UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

First Amendment to Global Service Agreement with DHL International (UK) Limited and Amendment No.2 to Commercial Side Letter with DHL International GmbH:

On July 22, 2025, Global-E Online Ltd. (the “Company”) entered into the First Amendment to the Global Service Agreement with DHL International (UK) Limited (the “First Amendment”), to extend our long-term strategic partnership with DHL for another 3-year term. In addition, on July 21, 2025, the Company entered into Amendment No. 2 to the Commercial Side Letter with DHL International GmbH (“Amendment No. 2”). Copies of the First Amendment and Amendment No. 2 are furnished herewith as Exhibits 10.1 and 10.2, respectively.

The Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

EXHIBIT INDEX

Exhibit No.	Description
10.1*	First Amendment.

10.2*	Amendment No. 2.

*Certain confidential information has been omitted because (i) the Company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where information has been omitted from the exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global-E Online Ltd.

By: /s/ Amir Schlachet Name: Amir Schlachet Title: Chief Executive Officer Date: July 23, 2025